UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 13, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in accordance with Article 157, paragraph 4th, of the Law n. 6.404/76, as amended (“Corporate Law”), and Article 2 of CVM Instruction No. 358/2002, as amended (“ICVM 358/2002”), in response to the B3 Letter No. 374/2018-SAE, has obtained the following clarification from its controlling shareholders with respect to an offer for the acquisition of the Company by Paper Excellence.

The aforementioned B3 Letter also presented the following inquiries for the Company:

“In the news conveyed by Valor Econômico website, on March 12, 2018, under the heading “Paper Excellence presents a binding offer to acquire Fibria, sources said”, it is stated, among other information, that:

1.         Paper Excellence, owned by the same shareholders of Asia Pulp and Paper (APP), has delivered a binding offer to acquire Fibria this weekend;

2.         The offer values the Brazilian company at R$ 40 billion, which exceeds current market capitalization without the debt;

3.         The family Wijaya’s company proposed to fully undertake the antitrust risk of this acquisition and it is subject to a penalty fee of R$ 7 per share, or almost R$ 4 billion, in case the transaction does not occur;

4.         Thereby, PE officially enters in the dispute for the pulp producer with the Brazilian Suzano Papel e Celulose, which is also competing and has already forwarded a proposal to Fibria’s controlling shareholders.

We request clarification about the item above up to March 13, 2018, with your confirmation or not and other relevant information.”

Fibria inquired its controlling shareholders, Votorantim S.A. and BNDES Participações S.A. — BNDESPar, requesting clarification on the news published, which provided the following elucidations:

“In response to the B3 Letter No. 374/2018-SAE, we hereby inform that BNDESPar has received an unsolicited demonstration of interest from CA Investment (Brazil) SA (“CA Investment”) for the acquisition of its interest in Fibria Celulose S.A. The demonstration of interest is subject to the implementation of several future events, regarding which it is not possible to foresee any conclusion at this time. Since then, BNDESPAR has been requesting a series of clarifications from CA Investment to understand such demonstration of interest, which is extendable to Votorantim through the tag along right set forth in the Shareholders’ Agreement between BNDESPAR and Votorantim, and also considers the resulting obligation to conduct a public offer for the acquisition of the totality of the outstanding shares of Fibria, pursuant to Article 254-A of Law No. 6,404/76. Terms and conditions of the demonstration of interest remain confidential.

In addition, Votorantim and BNDESPAR report that the negotiations with Suzano Papel e Celulose S.A. are still ongoing. We restate that, notwithstanding such negotiations, there is no guarantee that any transaction will be concluded.

Aware of our responsibility in accordance with the applicable legislation and regulations, we reaffirm our commitment to timely communicate, if any, any significant developments of the matter in question.”

Finally, the Company informs that it is not part of such negotiations and does not have any additional information.

São Paulo, March 13, 2018.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO